UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Directors or Officers

On May 27, 2021, at the recommendation of the Nominating Committee and the Compensation Committee, the Board approved and confirmed the appointment of Basil Wilson as the Co-Chief Executive Officer of the Company, with a monthly compensation of $15,000, effective May 27, 2021 until the Company’s next annual meeting of shareholders and until his earlier death, resignation or removal.

Mr. Wilson served as CEO of Century Dragon Entertainment Development Co., Ltd. from 2016 to March 2021. He was in charge of the technical development of entertainment technology, including the production of 3D virtual human concert, AI scene technology development, and AR entertainment artificial intelligence development, etc. Mr. Wilson has more than 20 years of experience in the entertainment technology industry since 1997. He graduated with an MBA degree from Tsinghua University in China and was appointed as a think tank professor by the School of Culture and Entertainment Business.

There are no family relationships between Basil Wilson and any other employees or members of the Board of Directors of the Company.

The Company entered into an employment agreement with Basil Wilson, under which Mr. Wilson agreed to receive a monthly compensation of $15,000, effective May 27, 2021. The employment agreement is qualified in its entirety and is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement to Basil Wilson dated May 27, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2021	COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Biao Lu
	Name:	Biao Lu
	Title:	Chief Executive Officer

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